

At a time when a man was a man. And women were won by those who deserve them.

LOVE IN THE TIME OF WAR

THE PASSPORT OF
MALLAM
ILIA



DURBAN
INTERNATIONAL
FILM
FESTIVAL

MAGIC CARPET

LOG LINE



"In a young man's pursuit to avenge the death of his wife, he has to face his mortal enemy, self."

THAT WHICH YOU FAIL TO CONQUER IN YOU AS A CHILD, YOU WILL CONFRONT AS AN ADULT



FILM PREMISE

MAGIC CARPET HAS ACQUIRED THE FULL RIGHT

Genre: ROMANTIC Thriller
Format: 2D (Comp.: Prince of Egypt)
Target: ADULT
Duration: 90mins

THE WORLD OF ILIA

KANO- RANO-MECCA- FORT-LAMY

2D FEATURE FILM



SYNOPSIS

In 19th Century Kano, a young man; Ilia's heart lies with the defiant second daughter of Kanemi, the leader of the Tuareg tribe.

An engagement party turned into a battlefield for love. To win the only woman he has ever loved he first has to conquer his own mortal enemy; self, Usman the terror of the North, but also earn the Kanemi's respect, to prove his love and affection for Zara- but at the risk of his life. The stakes have never been higher.

At the arena stands Usman, the terror of the North, fierce and imposing and Ilia, the man she loves. Both will join others in the Sanchi fight in the dark and whoever survives will be themed strong enough for the strong-willed Zara!

The quest for Vengeance leads ilia
to his greatest enemy, self



A chance meeting between a curious journalist and a wounded old man in a train ride, a discussion about a passport opens us into the murky world and amazing story of love, betrayal and conquest all set in 19th century ancient empire in West Africa.

The Passport of Mallam Ilia chronicles the adventure of Ilia on a mission to avenge the death of his wife, Zara!

Healing without but festering within, consumed by a potent mixture of saddening guilt and maddening grief, Ilia spirals into death-defying escapades to avenge the love of his life. This journey exposes him to the full range of human emotions. His quest for vengeance leads Ilia to confront his greatest enemy; self. In a moment of truth, a chance meeting with a stranger, a bleeding old man meets a curious journalist, a long-lost father once claimed by rage meets his unknown son.

The quest for Vengeance leads ilia
to his greatest enemy, self




Hadiza Blell (Dija)
Zarah

THE PASSPORT OF MALLAM ILIA

MAIN CHARACTERS





Sadiq Daba
Mallam Ilia








Toyin Oshinaike
Prince Kanemi

Sani Mu'azu
Emir





THEMES

Ilia is created with a desire to give global audience insight into the richness of our culture, history, a fusion of fashion, music and artistry

CULTURE

At the time of the setting of the story, Northern Nigeria and Kano in particular was inhabited by several other ethnic groups aside the predominant Hausa people especially taking into consideration the commercial nature of the place. Amongst them were the Tuaregs, a desert tribe famed for their beauty and colourful traditional attires.

HISTORY

Hausa buildings are characterized by the use of dry mud bricks in cubic, multi-storied buildings for the social elite, and the use of parapets related to their military/fortress building past. At times the facades may be decorated with various abstract designs, sometimes painted in vivid colours to convey information about the occupant.



WHAT ARE WE LOOKING FOR?

Cost of Production $500k

Investors

THE PRODUCTION STUDIO



Magic Carpet acquired the animation rights of the novel, The Passport of Mallam Ilia from the publishing firm in 2018, to create the first full length 2D animated movie for the global market.

Magic Carpet Labs, is an animation, illustration, and game development studio based in London with offices in London, Lagos and Deleware. Our Lagos Campus is one of the fast rising animation studios in Africa. Founded more than half a decade ago to tell authentic stories using the medium of animation; the studio's expressions include Film, Motion, Mobile and PC Games, exciting 2D & 3D Animation, Stop-motion animation and VFX.

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Some of our global awards include:



Winner of the United Nations Innovation Challenge for the Sahel 2022



Winner animation in the international film festival (rtf) 2019) best African animation hourglass a ward for a short film "Meet the Igwes)



Winner Africa Film for Impact Festival Award (Dear Diary short film subtitled "The Right Decision) 2020

THANK YOU

FROM EVERYONE AT MAGIC CARPET

✉ Hello@magiccarpet.studio

